November 23, 2021

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

IGEN Networks Corp

Withdrawal of Amended Registration Statement on Form S-1/A

File No. 333-248693

Ladies and Gentlemen:

On behalf of IGEN Networks Corp, a Nevada corporation (the “Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Post Effective Amendment for Registration Statement on Form S-1, together with all exhibits thereto (File No. 333-248693), as initially filed with the Securities and Exchange Commission (the “Commission”) on October 19, 2021 (the “Amended Registration Statement”), be withdrawn immediately. The Amended Registration Statement was not declared effective. None of the Company’s securities has been sold pursuant to the Amended Registration Statement.  The Registration Statement filed by the Company and declared effective on September 23, 2020, and as amended on July 16, 2021, remains effective.

Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Amended Registration Statement filed on October 19, 2021 (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please provide a copy of the Order to James B. Parsons, Esq. of Witherspoon Brajcich McPhee, PLLC, via email at jparsons@workwith.com or via facsimile at (425) 451-8568. Should you have any questions regarding this request for withdrawal, please contact James B. Parsons by telephone at (425) 451-8036.

Very truly yours,

By:	/s/ Neil Chan
Neil Chan
Chief Executive Officer

31772 Casino Drive Suite C, Lake Elsinore CA 92530 USA